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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newpoint Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 N. Canon Drive, Suite 100
                                        (No. and Street)

Beverly Hills,   California   90210
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Farahi   310-276-9922
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation
                    (Name — if individual, state last, first, middle name)

10680 W. Pico Blvd., Suite 260   Los Angeles, California   90064
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John Farahi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Newpoint Securities, LLC_____, as of ___December 31, 2001___, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

___NONE_____

_____
Signature

Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of ~~Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

NEWPOINT SECURITIES, L.L.C.
449 NORTH CANON DRIVE, SUITE 100
BEVERLY HILLS, CALIFORNIA 90210

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of .NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2001 and the results of its operations, cash flows, member's equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

See Notes 1 and 2 in connection with the Accounts Receivable - SPIC - $216,545.

George Brenner, CPA

Los Angeles, California
February 25, 2002

1

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$ 284,258
Due from Clearing Broker	41,874
Accounts Receivable - SPIC	216,545
Accounts Receivable - Officer/Member	24,529
Securities	13,935
Furniture & Equipment Net of $48, 848 Depreciation	123,136
Security Deposits	9,938
Total Assets	**$ 714,215**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 3,515
Accrued Expenses - State Tax	5,451
Securities - Short Position	16,299
Commissions Payable	21,959
Total Liabilities	**47,224**

Member's Equity

Capital	1,336,790
Accumulated Deficit	(669,799)
Total Member's Equity	**666,991**
Total Liabilities and Member's Equity	**$ 714,215**

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues - Page 9 $ 987,774
    Trading Loss   (1,542,655)
                                          (554,881)

Operating Expenses - Page 10   860,004

    (Loss) Before Income Tax   (1,414,885)
    Tax Provision   --

    Net (Loss) $(1,414,885)

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	$ 689,790	$ 745,086	$ 1,434,876
Net (Loss)		(1,414,885)	(1,414,885)
Capital Contributed	817,000		817,000
Distribution	(170,000)		(170,000)
Balance, December 31, 2001	$1,336,790	$(669,799)	$ 666,991

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

4

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

NET CASH PROVIDED BY OPERATIONS

Net income (loss)	$(1,414,885)
Depreciation	21,601
	$(1,393,284)

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Accounts receivable	58,104
Inventory	1,083,906
Accounts payable & accruals	13,306
SPIC receivable	(216,545)
Due from officer/member	(22,719)

NET CASH (REQUIRED) BY OPERATIONS	(477,232)

CASH FLOWS FROM INVESTING ACTIVITIES:

Property and equipment	(79,509)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributed, net	647,000

NET INCREASE IN CASH	90,259
Cash at beginning of period	193,999
CASH BALANCE	$ 284,258

The accompanying notes are an integral part of these financial statements
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Newpoint Securities, LLC, the Company, was approved as a broker-dealer by the NASD on May 9, 2000. The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the   funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company's previous broker dealer was Miller Johnson & Kuehn (MJK) and is currently Southwest Clearing Corp. See Note 2, Accounts Receivable - SPIC.

NOTE 2 - ACCOUNTS RECEIVABLE - SPIC

In connection with events of the September 11, 2001 tragedy, the Company's predecessor clearing broker (MJK) went out of business. Company management believes it suffered monetary losses which should be covered by the Security Investors' Investment Corporation (SPIC) and has filed a claim for $216,545. There can be no assurance that such claim will be honored. For purposes of the net capital calculation, the claim is considered a non allowable asset.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years. A first year $20,000 deduction as allowed by the IRS has been recorded.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2000, the Company had a net capital of $290,399 and a net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 10.7%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

See Report of Independent Accountant.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company is a Limited Liability Company, (LLC). As such it pays no income tax but passes its income or loss directly to its members.

NOTE 8 - CONTINGENT LIABILITY

The Company is a defendant in an NASD arbitration claim in which a customer is seeking damages in the amount of $314,542. The Company has filed its answer denying any wrongdoing and believes the claim lacks merit.

See Report of Independent Accountant.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260

LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken
as a whole. The attached schedules of revenue and operating expenses for the year ended
December 31, 2001 are presented for purposes of additional information and is not a required
part of the basic financial statements. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in my opinion, are fairly
stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 25, 2002

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2001

Retail Equity Commissions	$(14,411)
Retail Mutual Fund Commissions	62,082
CD's Principal	4,798
Trading Rebate	27,828
OTC & Other Business	313,202
Listed Options	368,770
Error Account	(2,703)
Order Flow	216,315
Interest	619
Other Income	11,274
Total Revenue	$ 987,774

The accompanying notes are an integral part of these financial statements

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Accounting	$ 44,100
Advertising	62,361
Auto	1,592
Bank Charges	(405)
Charitable Contributions	4,904
Clearing Charges	76,941
Clearing Charges - Commission	28,226
Clearing Charges - Non Commission	1,288
Commissions - Other	1,888
Consulting Fees	2,250
Depreciation	21,601
Dues & subscriptions	1,503
Education & Training	424
Equipment Rental	500
Insurance - Fidelity Bond	769
Insurance - Errors & Omissions	4,780
Insurance - General Liability	772
Insurance - Workers Comp	572
Insurance - SIPC	150
Internet Provider	19,836
Interest	35,729
Market Data Services	12,432
Marketing Expense	28,865
Lease	990
Legal	18,715
Meals & Entertainment	5,263
Miscellaneous	14,000
NASD Fees/Assessment	7,640
Office Expense	62,145
Office Supplies	10,551
Outside Services	163,948
Parking	16,206
Postage/Delivery	6,398
Printing	11,726
Professional Fees	11,589
Quotation Fees	7,100
Registration Expenses	699
Rent - Office	92,283
Repairs & Maintenance	25,276
Taxes & Licenses	1,000
Telephone	16,990
Telecommunications	35,222
Travel	1,185
	$860,004

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL
    Total ownership equity from statement of
        financial condition $ 666,991

        Less: Non allowable assets - Schedule   (374,147)
               Haircut (15% of short position)   (2,445)

    NET CAPITAL $ 290,399

COMPUTATION OF NET CAPITAL REQUIREMENTS
    Minimum net aggregate indebtedness-
        6-2/3 of net aggregate indebtedness $ 2,061

    Minimum dollar net capital required $ 100,000

    Net Capital required (greater of above amounts) $ 100,000

    EXCESS CAPITAL $ 190,399

Excess net capital at 100% (net capital less 10% of
        aggregate indebtedness) $ 287,306

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Total liabilities $ 30,925
    Percentage of aggregate indebtedness to net capital   10.7%
    Percentage of debt to debt-equity to total
        computed in accordance with Rule 15c 3-1(d)

RECONCILIATION
The following is a reconciliation, as of December 31, 2001 of the above net capital
computation wit the Company's corresponding unaudited computation pursuant to Rule
179-5(d)(4):
        NONE REQUIRED

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

11

NEWPOINT SECURITIES, L.L.C.
NON ALLOWABLE ASSETS
DECEMBER 31, 2001

NON ALLOWABLE ASSETS

Receivable from SPIC	$216,545
Receivable - Members	24,529
Net Property & Equipment	123,135
Deposits	9,938
TOTAL NON ALLOWABLE ASSETS	$374,147

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

In planning and performing my audit of the financial statements of NewPoint Securities, L.L.C. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

13

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 25, 2002

14